Exhibit 99.1

PRESS RELEASE

ADHEREX REPORTS THIRD QUARTER 2006 FINANCIAL RESULTS

Research Triangle Park, NC, November 13, 2006 — Adherex Technologies Inc. (AMEX:ADH, TSX:AHX), a biopharmaceutical company with a broad portfolio of oncology products under development, today reported its financial results for the third quarter ended September 30, 2006. Unless otherwise indicated, all amounts included in this press release are in U.S. dollars.

The net loss for the quarter ended September 30, 2006 was $5.0 million, or $0.10 loss per share, compared to a net loss of $4.4 million, or $0.11 loss per share, for the quarter ended September 30, 2005. Operating expenses for the quarter ended September 30, 2006 totaled $5.3 million, an increase of $0.5 million from the same period last year. The increase over the prior year relates primarily to costs associated with the Asian Phase I/II eniluracil trial, the Phase I program with ADH-1 in combination with chemotherapy and the continued advancement of the single agent Phase II studies for ADH-1.

The net loss for the nine-month period ended September 30, 2006 was $12.7 million, or $0.27 loss per share, compared to a net loss of $12.1 million, or $0.32 loss per share, for the nine-month period ended September 30, 2005. Operating expenses totaled $13.7 million for the nine-month period ended September 30, 2006 and $13.2 million for the same period in the prior year. The current period reflects increased spending primarily related to the advancement of the eniluracil program.

Cash and cash equivalents totaled $9.0 million as of September 30, 2006, compared to $13.1 million at December 31, 2005, with a decrease in working capital of $5.0 million. The decreased cash balance reflects the net proceeds of $6.0 million from our May 2006 private placement offset by current year spending to fund operations.

“We have recently made major progress in the development of our drug candidates, ADH-1, eniluracil and STS. We believe last week’s presentations of data by Adherex clinical investigators at scientific and investor meetings highlighted both the medical need and the enthusiasm of physicians for the therapeutic opportunity these drugs offer,” said William P. Peters, MD, PhD, Chairman and CEO. “With ADH-1, the unexpected magnitude of synergy in combination with chemotherapy in preclinical models has prompted us to quickly initiate human clinical trials. With eniluracil, the data from both our clinical proof-of-mechanism study and from our Phase I trial of eniluracil + 5-FU have demonstrated that each of the critical components of our hypothesis for making eniluracil + 5-FU an effective drug combination has thus far been correct. Finally, with STS, our agreement with SIOPEL on the conduct of a world-wide randomized trial in children receiving cisplatin chemotherapy has significantly advanced another drug in our portfolio. In this trial, Adherex will only be responsible for paying for drug and drug distribution costs, and the trial will otherwise be fully conducted by SIOPEL.”

About Adherex Technologies

Adherex Technologies Inc. is a biopharmaceutical company dedicated to the discovery and development of novel cancer therapeutics. We aim to be a leader in developing innovative treatments that address important unmet medical needs in cancer. We currently have multiple products in the clinical stage of development, including ADH-1 (Exherin™), eniluracil and sodium thiosulfate (STS). ADH-1, our lead biotechnology compound, selectively targets N-cadherin, a protein present on certain tumor cells and established blood vessels that feed solid tumors. Eniluracil, an oral dihydropyrimidine dehydrogenase (DPD) inhibitor, was previously under development by GlaxoSmithKline for oncology indications. STS, a drug from our specialty pharmaceuticals pipeline, protects against the disabling hearing loss that can often result from treatment with platinum-based chemotherapy drugs. With a diversified portfolio of unique preclinical and clinical-stage cancer compounds and a management team with expertise in identifying, developing and commercializing novel cancer therapeutics, Adherex is emerging as a pioneering oncology company. For more information, please visit our website at www.adherex.com.

FINANCIAL CHARTS FOLLOW

Adherex Technologies Inc.

Selected Financial Data

(U.S. dollars in thousands except per share amounts)

	September 30, 2006	December 31, 2005
	(unaudited)
Condensed Consolidated Balance Sheets:
Assets:
Cash and cash equivalents	$9,003	$13,144
Other current and long-term assets	914	1,147
Acquired intellectual property rights	12,522	14,154

Total assets	$22,439	$28,445

Liabilities and shareholders’ equity:
Accounts payable and accrued liabilities	$3,407	$2,664
Future income taxes	4,577	5,174
Other long-term liabilities	642	550
Total shareholders’ equity	13,813	20,057

Total liabilities and shareholders’ equity	$22,439	$28,445

	Three Months Ended September 30,
	2006	2005
	(unaudited)	(unaudited)
Condensed Consolidated Statements of Operations:
Operating expenses:
Research and development	$4,096	$3,147
General and administration	673	973
Amortization of acquired intellectual property rights	544	681

Loss from operations	(5,313)	(4,801)

Net interest income	121	148
Recovery of future income taxes	199	249

Net loss	$(4,993)	$(4,404)

Net loss per share of common stock, basic and diluted	$(0.10)	$(0.11)

	Nine Months Ended September 30,
	2006	2005
	(unaudited)	(unaudited)
Operating expenses:
Research and development	$9,924	$8,525
General and administration	2,131	2,591
Amortization of acquired intellectual property rights	1,632	2,042

Loss from operations	(13,687)	(13,158)

Net interest income	376	266
Recovery of future income taxes	597	747

Net loss	$(12,714)	$(12,145)

Net loss per share of common stock, basic and diluted	$(0.27)	$(0.32)

This press release contains forward-looking statements that involve significant risks and uncertainties. The actual results, performance or achievements of the Company might differ materially from the results, performance or achievements of the Company expressed or implied by such forward-looking statements. Such forward-looking statements include, without limitation, those regarding the development plans of the Company and the expected timing and results of such development. We can provide no assurance that such development will proceed as currently anticipated or that the expected timing or results of such development will be realized. We are subject to various risks, including the uncertainties of clinical trials, drug development and regulatory review, our need for additional capital to fund our operations, the early stage of our product candidates, our reliance on collaborative partners, our history of losses, and other risks inherent in the biopharmaceutical industry. For a more detailed discussion of related risk factors, please refer to our public filings available at www.sedar.com and www.sec.gov.

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For further information, please contact:

Melissa Matson

Director, Corporate Communications

Adherex Technologies Inc.

T: (919) 484-8484

matsonm@adherex.com